                                                    ----------------------------
                                                         OMB APPROVAL
                                                     OMB Number:  3235-0145
                                                     Expires:  August 31, 1999
                                                     Estimated average burden
                                                     hours per response 14.90
                                                    ----------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                       (Amendment No. ___________)*


                         OneLink Communications, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  682676-10-1
             --------------------------------------------------
                                  (CUSIP Number)

                               December 30, 1999
--------------------------------------------------------------------------------
                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




                               Page 1 of 7 pages


CUSIP No.
-------------------------------------------------------------------------------------------------------------------------------
      1.               Names of Reporting Persons.
                       I.R.S. Identification Nos. of above persons (entities only).

                       Fargo Investments, L.P.
-------------------------------------------------------------------------------------------------------------------------------
      2.               Check the Appropriate Box if a Member of a Group (See Instructions)

                       (a)

                       (b)
-------------------------------------------------------------------------------------------------------------------------------
      3.               SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4.               Citizenship or Place of Organization                    California
-------------------------------------------------------------------------------------------------------------------------------
Number of Shares       5. Sole Voting Power
Beneficially        -----------------------------------------------------------------------------------------------------------
Owned by               6. Shared Voting Power                                  867,000
Each                -----------------------------------------------------------------------------------------------------------
Reporting              7. Sole Dispositive Power
Person With:        -----------------------------------------------------------------------------------------------------------

                       8. Shared Dispositive Power                             867,000 shares
-------------------------------------------------------------------------------------------------------------------------------
      9.               Aggregate Amount Beneficially Owned by Each Reporting Person              867,000 shares
-------------------------------------------------------------------------------------------------------------------------------
     10.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------
     11.               Percent of Class Represented by Amount in Row (11)     9.4%
-------------------------------------------------------------------------------------------------------------------------------
     12.               Type of Reporting Person (See Instructions)       PN
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------






                               Page 2 of 7 pages


CUSIP No.
-------------------------------------------------------------------------------------------------------------------------------
      1.               Names of Reporting Persons.
                       I.R.S. Identification Nos. of above persons (entities only).

                       Bradford M. Freeman
-------------------------------------------------------------------------------------------------------------------------------
      2.               Check the Appropriate Box if a Member of a Group (See Instructions)

                       (a)

                       (b)
-------------------------------------------------------------------------------------------------------------------------------
      3.               SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4.               Citizenship or Place of Organization              United States
-------------------------------------------------------------------------------------------------------------------------------
Number of Shares       5. Sole Voting Power                        50,000 shares
Beneficially        -----------------------------------------------------------------------------------------------------------
Owned by               6. Shared Voting Power                     867,000 shares
Each                -----------------------------------------------------------------------------------------------------------
Reporting              7. Sole Dispositive Power                         50,000 shares
Person With:        -----------------------------------------------------------------------------------------------------------

                       8. Shared Dispositive Power                      867,000 shares
-------------------------------------------------------------------------------------------------------------------------------
      9.               Aggregate Amount Beneficially Owned by Each Reporting Person              917,000 shares
-------------------------------------------------------------------------------------------------------------------------------
     10.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------
     11.               Percent of Class Represented by Amount in Row (11)      9.9%
-------------------------------------------------------------------------------------------------------------------------------
     12.               Type of Reporting Person (See Instructions)       IN
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------






                               Page 3 of 7 pages


CUSIP No.
-------------------------------------------------------------------------------------------------------------------------------
      1.               Names of Reporting Persons.
                       I.R.S. Identification Nos. of above persons (entities only).

                       Ronald P. Spogli
-------------------------------------------------------------------------------------------------------------------------------
      2.               Check the Appropriate Box if a Member of a Group (See Instructions)

                       (a)

                       (b)
-------------------------------------------------------------------------------------------------------------------------------
      3.               SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4.               Citizenship or Place of Organization              United States
-------------------------------------------------------------------------------------------------------------------------------
Number of Shares       5. Sole Voting Power
Beneficially        -----------------------------------------------------------------------------------------------------------
Owned by               6. Shared Voting Power                     867,000 shares
Each                -----------------------------------------------------------------------------------------------------------
Reporting              7. Sole Dispositive Power
Person With:        -----------------------------------------------------------------------------------------------------------

                       8. Shared Dispositive Power                      867,000 shares
-------------------------------------------------------------------------------------------------------------------------------
      9.               Aggregate Amount Beneficially Owned by Each Reporting Person              867,000 shares
-------------------------------------------------------------------------------------------------------------------------------
     10.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------
     11.               Percent of Class Represented by Amount in Row (11)      9.4%
-------------------------------------------------------------------------------------------------------------------------------
     12.               Type of Reporting Person (See Instructions)       IN
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------






                               Page 4 of 7 pages

Item 1.

         (a) The name of the issuer is OneLink Communications, Inc. (the "Issuer").

         (b) The principal executive office of the Issuer is located at 10340 Viking Drive, Suite 150, Eden Prairie, MN 55344.

Item 2.

         (a) The names of the persons filing this statement are: Fargo Investments, L.P. ("Fargo"), Bradford M. Freeman ("Mr. Freeman") and Ronald P. Spogli ("Mr. Spogli") (collectively, the "Filers").

         (b) The principal business address of Fargo, Mr. Freeman and Mr. Spogli is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

         (c) Fargo is a limited partnership organized under the laws of the state of California. Mr. Freeman and Mr. Spogli are citizens of the United States.

         (d) This statement relates to shares of common stock of the Issuer (the "Stock").

         (e)   The CUSIP number of the Stock is 682676-10-1.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [ ]      Broker or dealer registered undersection 15 of the Act
                        (15 U.S.C. 78o).

         (b)   [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

         (c)   [ ]      Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

         (d)   [ ]      Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]      An investment adviser in accordance with (S)240.13d-
                        1(b)(1)(ii)(E);

         (f)   [ ]      An employee benefit plan or endowment fund in accordance
                        with (S)240.13d-1(b)(1)(ii)(F);

         (g)   [ ]      A parent holding company or control person in accordance
                        with (S)240.13d-1(b)(1)(ii)(G);

         (h)   [ ]      A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [ ]      A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]      Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         See Items 5-9 and 11 on the cover sheet for each Filer.





                               Page 5 of 7 pages

Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            N/A



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            N/A


Item 8.  Identification and Classification of Members of the Group

            N/A



Item 9.  Notice of Dissolution of Group

            N/A



Item 10.  Certification
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 6 of 7 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  March 17, 2000                    FARGO INVESTMENTS, L.P.



                                             By: /s/ Bradford M. Freeman
                                                ------------------------------

                                               Name:  Bradford M. Freeman
                                                    --------------------------

                                               Its:   General Partner
                                                   ---------------------------

                                             /s/ Bradford M. Freeman
                                             ---------------------------------
                                             Bradford M. Freeman


                                             /s/ Ronald P. Spogli
                                             ---------------------------------
                                             Ronald P. Spogli


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)







                               Page 7 of 7 pages

                           JOINT REPORTING AGREEMENT

     In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other party as follows:

     (a) Such party is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $0.01 par value per share, of OneLink Communications, Inc., to which this agreement is an exhibit, for filing of the information contained herein.

     (b) Such party is responsible for timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained herein, provided that no such party is responsible for the completeness or accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     (c) Such party agrees that such statement is filed by and on behalf of each party and that any amendment thereto will be filed on behalf of each such party.

     This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated:  March 17, 2000

                                    FARGO INVESTMENTS, L.P.,
                                    a California limited partnership


                                    By: /s/ Bradford M. Freeman
                                        ---------------------------------
                                            Name:  Bradford M. Freeman
                                            Its:   General Partner


                                    BRADFORD M. FREEMAN



                                    /s/ Bradford M. Freeman
                                    -------------------------------------


                                    RONALD P. SPOGLI


                                    /s/ Ronald P. Spogli
                                    -------------------------------------